OLSHAN
Park Avenue Tower * 65 East 55th Street * New York, New York 10022
Telephone: 212-451-2300 * Facsimile: 212-451-2222
_____________________________________________________________________________________

April 4, 2014
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc.
Registration Statement on Form S-1 for
Registration of 68,571,456Shares of Common Stock

Ladies and Gentlemen:
On behalf of IZEA, Inc., a Nevada corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the captioned Registration Statement on Form S-1 (the “Registration Statement”) for the registration of IZEA’s shares of common stock (and shares issuable upon exercise of warrants) under a selling stockholders resale prospectus, and one complete copy of the exhibits listed in the Registration Statement as filed therewith.
IZEA wishes to bring to the Commission’s attention that the information contained in the Registration Statement follows closely the information contained in the registration statement on Form S-1 (File No. 333-191743), declared effective by the Commission on November 8, 2013. In addition to including IZEA’s financial statements updated through December 31, 2013, IZEA’s most current advertiser and creator data and 2013 executive compensation data (which was included in IZEA’s 2013 Form 10-K filed on March 25, 2014), the Registration Statement primarily reflects, among other revisions, the completion of IZEA’s February 2014 private placement, as disclosed in IZEA’s Form 8-K filed on February 24, 2014.
A wire transfer in payment of the applicable registration fee has been previously sent.
Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (tel.: 212-451-2234).
Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman
Enclosures

cc:	Mr. Edward H. (Ted) Murphy
Ms. LeAnn Hitchcock
Cross, Fernandez and Riley LLP